UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 19, 2014

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom and Twitter partner to stimulate mobile Internet usage

Amsterdam (November 19, 2014)—VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services operating in 14 countries and headquartered in Amsterdam, and Twitter, Inc., the world leader in public social network services today announced that they have agreed a partnership to offer VimpelCom’s customers new ways to connect and engage with communities and content on Twitter.

The partnership will enable VimpelCom to launch an extended portfolio of Twitter services aimed at Vimpelcom’s 223 million customers in emerging and developed mobile markets, and additional Twitter programs tailored to local markets where VimpelCom operates.

VimpelCom operations will be able to utilize the Twitter mobile portfolio of services aimed at emerging markets, including Twitter SMS and Twitter USSD designed to on-board first-time m-data users and Twitter Access that will drive customer engagement and stimulate mobile internet usage at no data cost to VimpelCom customers.

The partnership will also see tailored programs allowing VimpelCom operations to have their own Twitter timelines and engage directly with local customers even without a Twitter account. They will also use customized Twitter support for local and international social, sports or cultural events.

Through Twitter’s direct messaging service, VimpelCom will re-define customer care and turn traditional customer service into customer engagement. VimpelCom customers will be able to receive essential account, service and promotional information by simply sending direct messages to their local VimpelCom operation on Twitter.

Twitter is the largest public real-time social network with 284 Million active users per month, 80% of whom post from their mobile devices. With over 3.5 billion Tweets sent every week, there is no other service that is simultaneously public, real-time, conversational and widely distributed.

Commenting on the announcement Mikhail Gerchuk, VimpelCom’s Group Chief Commercial Officer, said: “Social networks have become an essential part of our customer life and VimpelCom aims to provide the best mobile internet customer experience by partnering with leading internet companies. Our partnership with Twitter, one of the world leaders in social network services, will offer our customers new reasons to use internet on their mobiles every day and it will re-define customer service using world-class customer support via Twitter”.

“We are happy to share our knowledge in social networking with VimpelCom,” said Jana Messerschmidt, Vice President, Global BD & Platform, Twitter, Inc. “Together we can make information breaking around the world accessible for users. This partnership will help VimpelCom connect its users to the content on the Internet that matters most to them”.

Mobilink Pakistan is the first VimpelCom operating company to launch Twitter mobile services under this partnership. VimpelCom will expand the service to its other operations.

The agreement is a part of VimpelCom’s consistent strategy of providing its customers with the best mobile internet experience, complementing its current partnerships with Google Play and Windows Phone store to allow VimpelCom smartphone customers using their mobile accounts to pay for digital content, with Opera Software to deliver better mobile web browsing and with WhatsApp and Wikimedia to increase customer engagement and stimulate use of the mobile internet.

@VimpelCom Ltd. November 17, 2014	1

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to expected future services and benefits from partnership with Twitter. These and other forward-looking statements are based on management’s best assessment of the Company’s position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2014, VimpelCom had 223 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman /Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach / Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

@VimpelCom Ltd. November 17, 2014	2